June 27, 2005

Mr. Larry Spirgel
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Washington, D.C. 20549-0406

RE: SEC Comment letter Dated June 14, 2005 (File No. 0-30138)

Dear Mr. Spirgel:

We have reviewed the comments included in your letter dated June 14, 2005 regarding the Form 10-K filed by Rockford Corporation on April 15, 2005. Our responses to your comments follow.

1.	Comment Relating to Note 5, Notes Payable and Long-Term Debt, page 41.

Your Comment

We note that you classified the 4.5% convertible senior subordinated secured notes as the long-term debt in the consolidated financial statements as of December 31, 2004. We further note on page 42 that as of September 30, 2004, you were in default under the indenture under which the convertible notes were issued and the holders of the convertible notes waived the default on November 12, 2004. Please confirm to us whether you were in compliance with all applicable covenants as of December 31, 2004 and whether it is probable that you will not fail to meet the same covenant requirements within next 12 months subsequent to the balance sheet date. Also, your response should address how you met the requirements of EITF Issue No. 86-30, which relates to the “Classification of obligations when a violation is waived by the creditor”. We may have further comments after review of your response.

Rockford Response

The convertible senior subordinated secured notes (Notes) were in default solely due to the voluntary receivership of Rockford’s MB Quart GmbH subsidiary. The receivership was begun in September 2004. The default was waived by the noteholders, and the terms of the Notes were amended, on November 12, 2004. The Notes did not and do not contain any financial covenants. As such, Rockford was in compliance with all applicable covenants of the Notes at December 31, 2004. Rockford believes that is probable that Rockford will meet the covenant requirement that was violated in September 2004 for the next twelve months (a violation would require that Rockford or a Rockford subsidiary begin insolvency or receivership proceedings, which is not probable). Therefore, Rockford determined that the Notes were appropriately classified as long-term debt in accordance with EITF 86-30.

2.	Comment Relating to Item 9A. Control and Procedures, page 50.

Your Comment

We note your statement that you identified certain deficiencies with your internal controls related to the preparation of the financial statements. Also, we note that the material weakness resulted from control deficiencies that included inadequate staffing and supervision, leading to the untimely identification and resolution of certain accounting matters; failure to perform timely reviews, substantiation and evaluation of certain general ledger account balances; and lack of procedures or expertise needed to prepare all required disclosures. Please clarify to us whether you considered them significant deficiencies in your internal control over financial reporting. Tell us why you believe that your Form 10-K fully comply the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as indicated in the Exhibit 32. We may have further comments after review of your response.

Rockford Response

Rockford considered the deficiencies it disclosed to be significant and that is why it disclosed them. Rockford’s 10-K filing was delayed because of the inability to replace departed staff immediately and the resulting deficiencies noted in Rockford’s 10-K filing. The delayed preparations increased the risk that Rockford’s internal controls would not operate in the manner intended, since the controls depend in part upon prompt preparation and evaluation of the data used in preparing our financial statements. As rapidly as we could, Rockford hired and trained replacements for the lost personnel and brought in additional resources to help prepare the 2004 financial statements and related disclosures and prepare the 10-K for filing. These additional resources were not as efficient and timely as Rockford’s normal internal controls. We are restoring and improving those controls as quickly as we can, primarily by hiring and training appropriate staff. Our preparation of our monthly financial statements since the end of the 1st quarter have returned to our normal preparation cycle. Although the preparation of our 10-K was delayed, and we were not able to eliminate all of the extra risk created by the deficiencies we disclosed, Rockford believes that the additional resources devoted allowed Rockford to take the actions needed to compile accurate information for its financial statements and 10-K filing. Consequently, Rockford believes that its 10-K filing fully complied with the requirements of the Act.

3.	Additional Comment Relating to Item 9A. Control and Procedures, page 50.

Your Comment

You indicate on page 51 that “Except for the corrective actions relating to the identified material weaknesses that are currently in process, and are described above, Rockford has not made significant changes to Rockford’s internal controls, and is not aware of changes in other factors that could significantly affect these controls, since the review of those controls as at December 31, 2004”. Your disclosure about changes in internal controls should state whether or not there were any changes (not just significant) changes in internal controls that materially affected, or were reasonably likely to materially affect, your internal controls. Please revise the present disclosure.

Rockford Response

Rockford’s statement that “.......Rockford has not made significant changes to Rockford’s internal controls....” was intended to indicate that, excepting the changes disclosed in the report, there were not any changes in its internal controls THAT MATERIALLY AFFECTED, OR WOULD BE REASONABLY LIKELY TO MATERIALLY AFFECT, ROCKFORD’S INTERNAL CONTROLS. In future filings Rockford will indicate that Rockford has not made any changes in its internal controls other than those it discloses in the filings.

4.	Comment Relating to Rockford’s Form 10-Q for the period ended March 31, 2005, Item 4. Control and Procedures.

Your Comment

We note your statement that “During the first quarter of 2005, and after the first quarter through the date of filing this report, Rockford did not make any substantial changes in its internal review of Rockford’s financial reporting other than the correction of the matters discussed below”. Your disclosure about changes in internal controls should state whether or not there were any changes (not just significant) changes in internal controls that materially affected, or were reasonably likely to materially affect, your internal controls. Please revise the present disclosure.

Rockford Response

Rockford’s statement that “.....Rockford has not made significant changes to Rockford’s internal controls....” was intended to indicate that, excepting the changes disclosed in the report, there were not any changes in its internal controls THAT MATERIALLY AFFECTED, OR WOULD BE REASONABLY LIKELY TO MATERIALLY AFFECT, ROCKFORD’S INTERNAL CONTROLS. In future filings Rockford will indicate that Rockford has not made any changes in its internal controls other than those it discloses in the filings.

General

In connection with responding to your comments, Rockford acknowledges that

•	Rockford is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Rockford may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the responses above, please contact me at your convenience.

Sincerely yours,

By /s/ Richard G. Vasek

Richard G Vasek
Chief Financial Officer
Rockford Corporation
(480) 517-3169